UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release and Investor Deck

On September 19, 2024, Endava plc (the “Company”) issued a press release announcing its financial results for the fourth quarter and year ended June 30, 2024. A copy of this press release is attached hereto as Exhibit 99.1. Additionally, the Company posted an updated investor presentation, which is attached hereto as Exhibit 99.2. The updated investor presentation is available in the “News and Events” section of the Company’s website at www.endava.com and will be used by the Company from time to time at investor conferences and in meetings with investors and others beginning on September 19, 2024.

UK Group Statutory Accounts

The statutory accounts for the Company for the year ended June 30, 2024, which were prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board, were approved by the Company’s board of directors on September 19, 2024 and were delivered to the Registrar of Companies on September 19, 2024. Those statutory accounts are furnished as Exhibit 99.3 to this report and are also available in the “Financials – UK Group Statutory Accounts” section of the Company’s website at www.endava.com.

INCORPORATION BY REFERENCE

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Outlook," is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067 and 333-274571), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated September 19, 2024
99.2	Investor Presentation Q4 FY24
99.3	UK Group Statutory Accounts for year ended June 30, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: September 19, 2024	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer